SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
PUBLICLY-HELD COMPANY

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 16, 2019

São Paulo, April 26, 2019 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), pursuant to CVM Instruction 481/09, hereby disclosed to its shareholders and the market the detailed final voting map, which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those present, as computed at the Annual and Extraordinary Shareholders Meeting of the Company held on April 16, 2019, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

DOCS - 4294959v1

     BRASKEM S.A C.N.P.J. No 42.150.391/0001-70 NIRE 29300006939 PUBLICLY-HELD COMPANY

     EXHIBIT I DETAILED FINAL VOTING MAP

     ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 16, 2019

Resolutions
1

Resolve on the Management Report and the respective Management Accounts and Financial Statements of the Company, including the Explanatory Notes, corresponding to the fiscal year  ended on December 31, 2018, along with the Report from the Independent Auditors and the Report from the Fiscal Council.

2	Resolve on the allocation of the net profit for the fiscal year ended on December 31, 2018.[1]
3	Election of candidates to the Fiscal Board (by separate election referred to in Article 161, paragraph 4, item "a", of LSA, for preferred shares)[2]
4	Election of the candidates to Fiscal Board (by single group of candidates)
5

Resolve on the annual aggregate compensation of managers and members of the Fiscal Council regarding the fiscal year ending on December 31, 2019, in the total amount of BRL 83,039,380.15, regarding the aggregate compensation of Managers, which amount includes  fixed and variable fees and respective social charges acknowledged in the financial statements of the Company, as well as applicable benefits, and which must be individualized by the Board of Directors, and the amount of BRL 1,101,600,00, referring to the compensation of the members of the Fiscal Council.

6

Replacement of members of the Company's Board of Directors due to: (i) the resignations presented by Messrs. Ricardo Baldin and Edson Chil Nobre, acting members of the Board of Directors of the Company, and Mrs. Ticiana Vaz Sampaio Marianetti, alternate member of the Company's Board of Directors; and (ii) appointment of two (2) new acting members and one (1) alternate member for the Company’s Board of Directors, all of them for the remaining term of office in course, which shall end at the time of the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2019.[3]

1 By virtue of a court decision rendered on April 15, 2019, in proceeding 0802005-67.2019.8.02.0000, by the Appeal Court Judge Alcides Gusmão da Silva, of the 3rd Civil Chamber of the Court of Justice of Alagoas, within the scope of the appeal filed by the Public Prosecutor's Office and the Public Defense Office, both of the State of Alagoas, the suspension of the resolution regarding the distribution of net profits for the fiscal year ended on December 31, 2018 until further analysis of the merits, was determined. Therefore, item 2 of the Agenda of the Annual General Meeting was not object of resolution.
2 Votes sent via Remote Vote Ballot were disregarded due to change of the indicated member.
 3 Votes sent via Remote Vote Ballot were disregarded due to change of the indicated member.

DOCS - 4294959v1

Description of the	CNPJ/CPF (5 first digits)	Resolutions	Number of Shares
Resolution			(ON)(1)	(PNA)(2)
1	34338	REJECT	100
	51447	APPROVE	1
	59640	APPROVE	15,800
	78104	ABSTAIN	2,800
	89351	REJECT	3,060,000
	22606	APPROVE	226,334,622
	33000	APPROVE	212,426,952
2	34338	-
	51447	-
	59640	-
	78104	-
	89351	-
	22606	-
	33000	-
3	55237	ABSTAIN		614,690
	55237	APPROVE		22,663,354
	55237	REJECT		217,556
	89351	APPROVE	3,060,000	1,150,200
	12055	APPROVE		6,741,700
	13001	APPROVE		44,100
	13981	APPROVE		8,973
	13981	APPROVE		37,200
	14819	APPROVE		86,500
	19754	APPROVE		1,171,600
	19822	APPROVE		96,156
	19893	APPROVE		231,400
	20196	APPROVE		51,300
	20196	APPROVE		327,600
	20270	APPROVE		245,600
	24367	APPROVE		15,400
	24367	APPROVE		1,900
	25715	APPROVE		17,100
	26673	APPROVE		2,721,700
	26685	APPROVE		26,400
	27545	APPROVE		3,000
	29203	APPROVE		14,000
	29394	APPROVE		77,968
	29913	APPROVE		700
	30463	APPROVE		50,900
	30463	APPROVE		229,700
	30942	APPROVE		82,700
	31240	APPROVE		2,600
	31692	APPROVE		27,900
	31914	APPROVE		22,690
	97538	APPROVE		57,100
	97539	APPROVE		55,400
	97539	APPROVE		44,733
	97540	APPROVE		249,000
4	34338	REJECT	100
	51447	APPROVE	1
	59640	ABSTAIN	15,800
	78104	ABSTAIN	2,800
	89351	REJECT	3,060,000
	22606	APPROVE	226,334,622
	33000	APPROVE	212,426,952
5	34338	REJECT	100
	51447	APPROVE	1
	59640	APPROVE	15,800
	78104	ABSTAIN	2,800
	89351	REJECT	3,060,000
	22606	APPROVE	226,334,622
	33000	APPROVE	212,426,952
6	34338	REJECT	100

Description of the	CNPJ/CPF (5 first digits)	Resolutions	Number of Shares
Resolution			(ON)(1)	(PNA)(2)
	51447	APPROVE	1
	89351	REJECT	3,060,000
	22606	APPROVE	226,334,622
	33000	APPROVE	212,426,952

(1) ON shares are common shares issued by the Company.
(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Fiscal Board, under the terms of article 161, paragraph 4, item "a", of LSA.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.